SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

November 2, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:  Chen Chen

 Kathleen Collins

 Kyle Wiley

 Matthew Crispino

Re:	7GC & Co. Holdings Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed October 26, 2023 File No. 333-274278

Ladies and Gentlemen:

On behalf of 7GC & Co. Holdings Inc. (the “Company,” “7GC,” “we,” “our” or “us”), we transmit herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 30, 2023 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 4, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4

Summary of Proxy Statement/Prospectus

U.S. Securities and Exchange Commission

November 2, 2023

Sources and Uses of Funds for the Business Combination, page 23

1.

Your sources of funds assumes that you will enter into a $20.0 million Pipe transaction and a $5.0 million bridge funding prior to closing. Please tell us, and revise to clarify, the current status of such funding. To the extent these transactions may not close as anticipated, tell us why you believe inclusion of such amounts in your sources of funds assumptions is appropriate.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 23-26, 29, 61-62, 113, and 133-137 of Amendment No. 4 to (i) provide details with respect to the status of the intended PIPE transaction and bridge funding; (ii) disclose the impact of such financing arrangements to the Minimum Cash Condition; and (iii) include a risk factor to address potential consequences in the event that such PIPE transaction and bridge funding or other financing arrangements are not completed and the Minimum Cash Condition is not satisfied.

The Company has included the target amounts for the Contemplated Financing Transactions as such financing options were considered by 7GC management in its evaluation of Banzai as a prospective target business for 7GC’s initial business combination and because such financing arrangements may impact 7GC’s ability to satisfy the Minimum Cash Condition pursuant to the Merger Agreement.

Stockholder Proposal No. 4 – The Direction Election Proposal, page 140

2.

Your revised disclosure in response to prior comment 1 appears to indicate that Banzai designated four of the five New Banzai Board members. However, your disclosures here continue to indicate that the 7GC Board nominated each of the new Banzai Board members. Please revise to clarify this apparent inconsistency.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 27, 77, 137-138, and 144 of Amendment No. 4 to distinguish Banzai’s designation of members to the New Banzai Board from the 7GC Board’s nomination of such members for public stockholders’ consideration in the Director Election Proposal. We respectfully inform the Staff that all five of the proposed New Banzai Board members, which includes the four individuals designated by Banzai, will be nominated by the 7GC Board for consideration for election by 7GC stockholders at the Special Meeting.

U.S. Securities and Exchange Commission

November 2, 2023

If you have any questions regarding the foregoing or Amendment No. 4, please contact the undersigned at (212) 839-5444.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:  Jack Leeney, 7GC & Co. Holdings Inc.